 AXA Equitable Life Insurance Company

 Equitable Financial Life Insurance Company of America

 1290 Avenue of the Americas

 New York, NY 10104

April 10, 2020

Julie Collett

Senior Director and Counsel

(303) 902-9135

LAW DEPARTMENT

Re:  AXA Equitable Life Insurance Company

        Separate Account FP of AXA Equitable Life Insurance Company

        Correspondence Filing

        File Nos. 333-229235 (VUL Legacy); 333-229236 (VUL Optimizer); 811-04335

Equit                    Equitable Financial Life Insurance Company of America

Equit                    Equitable America Variable Account K of Equitable Financial Life Insurance Company of America

Corre                    Correspondence Filing

Corre                   File Nos. 333-229237 (VUL Legacy); 333-229238 (VUL Optimizer); 811-22886

    D              Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the staff’s comments on the N-6 registration statements filed by AXA Equitable Life Insurance Company (“Equitable”) and Equitable Financial Life Insurance Company of America (“Equitable America”) (together, the “Companies”) on February 18, 2020, as provided verbally on April 2, 2020.  We first set forth each specific staff comment and then provide our response.

General

Please confirm that all missing information, including bracketed fees and charges, the statements of additional information, financial statements, and all exhibits, will be filed in a post-effective amendment to each registration statement. We may have further  comments when you supply the omitted information.

Response: A post-effective amendment to each registration statement will be filed with all exhibits.

Facing Page

1. (Equitable America Products Only) Please confirm that the Separate Account name matches the exact name listed on Edgar.

Response: The disclosure has been revised as requested.

2. Please include the date of the filing at the top of the facing page.

Response: The disclosure has been revised as requested.

3. Please remove the Section 8(a) language from the facing page.

Response: The disclosure has been revised as requested.

Prospectus, Cover page

1. Please confirm supplementally that all deleted variable investment options are results of a name change and not a merger and/or liquidation. Staff requested that the prior names be added to the cover page.

Response: All deleted variable investment options are results of a name change and not a merger or liquidation.  The prospectus is also used for new sales and accordingly contains the current variable investment options offered on the first page and while referencing the location of the name of prior names of the variable investment options within the prospectus.  Accordingly, we respectfully decline to add the prior names of the variable investment options to the cover page.

2. Please add “formerly named MONY America Separate Account FP” after Company’s Separate Account FP.

Response: The disclosure has been revised as requested.

Features and benefits of your policy

3. Please delete “(defined later in this prospectus under “Surrendering your policy for its net cash surrender value”)” as “net cash surrender value” is a defined term.

Response: The disclosure has been revised as requested.

Risks of investing in a policy

4. Please add to the third bullet point disclosure providing that surrender changes and tax consequences may apply.

Response: The disclosure has been revised as requested.

5. Please replace “earlier” with “later” in the fourth bullet point.

Response: The disclosure has been revised as requested.

6.  Given that the Company’s obligations under the contract are subject to its financial strength and claims paying ability, please consider whether this disclosure should be revised based on how these events could affect the Company’s financial strength and claims paying ability.  If the Company believes no additional disclosure is needed, please explain supplementally why not.

Response: The response to this comment will be provided under separate cover.

Tables of policy charges

7. Under special services charges, please list the maximum charge before the current charge.

Response: The disclosure has been revised as requested.

      8. Under footnote 3, please confirm that “benefit percentage” is the correct term.  Supplementally, please explain the difference between the benefit percentage and the acceleration percentage.

Response: Yes, “benefit percentage” is the correct term under footnote 3.  The “acceleration percentage”, elected by the owner at issue, is used to determine the long-term care specified amount as a percentage of the base policy face amount, which along with the death benefit option, determines the long-term care maximum total benefit. The “benefit percentage”, also elected by the owner at issue, is used to determine the maximum monthly benefit payable under the rider by multiplying it by the total maximum total benefit.

9. Under footnote 20, please confirm that “acceleration percentage” is the correct term. Supplementally, please explain the difference between the benefit percentage and the acceleration percentage.

Response: Yes, that is the correct term. Please see response to item number 9 above for an explanation of the difference between the benefit percentage and the acceleration percentage.

The Company

10. (Equitable America Products Only) Please describe the company name change.

Response:  The company name change is described on the cover page of the prospectus. In addition, the company name change is described in the Statement of Additional Information. Accordingly, we respectfully decline to make requested revision.

Payment of premiums and determining your policy’s value

11. Please delete “(as defined under “Determining your policy’s value”)” as “policy account value” is a defined term.

Response:  The disclosure has been revised as requested.

12. In the first paragraph under “You can receive an accelerated death benefit under the Long-Term Care Services Rider”, please confirm that “benefit percentage” is the correct term.

Response: The term “benefit percentage” is correct.

Death benefits and accessing your money

13.  In the second paragraph under “Accessing your money”, please delete “(defined later in this prospectus under “Surrendering your policy for its net cash surrender value”)” as “net cash surrender value” is a defined term.

Response:  The disclosure has been revised as requested.

14.  In the first paragraph under “Making withdrawals from your policy”, delete “(defined below)” as “net cash surrender value” is a defined term.

Response:  The disclosure has been revised as requested.

15. In the first paragraph under “Making withdrawals from your policy,” did you intend to delete the text “selected death benefit Option A, a partial withdrawal will reduce the long-term care specified amount?”

Response: This language has added back into the prospectus.

16.  In the second paragraph under “Making withdrawals from your policy,” did you intend to delete the sentence “We will not permit a partial withdrawal that would reduce the face amount below $100,000, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes?”

Response: This language has added back into the prospectus.

17.  In the first paragraph under “Effect of partial withdrawals on insurance coverage,” did you intend to delete “A partial withdrawal reduces the amount of your premium payments that counts toward maintaining the no lapse guarantee?”  In addition, should the text, “A partial withdrawal may increase the change that your policy could lapse because of insufficient value to policy charges as they fall due or failure to pass the guaranteed premium test for the no lapse guarantee” be included as helpful disclosure?

Response: This language has added back into the prospectus.

18.  Please describe the differences between the new rider and the rider for in-force owners as it relates to the effect of partial withdrawals on the death benefit.

Response:  The disclosure has been revised as requested to distinguish between the current Long-Term Care Servicessm Rider which is issued on Form ICC12-R12-10 or R12-10 and the new Long-Term Care Servicessm Rider which will be issued on Form ICC19-R19-LTCSR.

More information about policy features and benefits

20.  In the “Long-Term Care Servicessm Rider” section:

a. Please clarify throughout the differences between the new rider and the rider for in-force owners.

Response: The disclosure has been revised as requested.

b. Should the term “policy account” replaced with “policy account value”?

Response: The disclosure has been revised as requested to replace “policy account” with “policy account value.”

c. What percentages are shown in the “Table of Percentages”?

Response:  This reference to “percentages” is referring to the death benefit factors in the policy.  These are used to ensure that the policy has at least the required minimum death benefit per IRC Section 7702.

d. Please add disclosure indicating that as the acceleration percentage increases, the rider charge increases as well.

Response: The disclosure has been revised as requested.

e. Please remove “Death benefit Option B is not available if the acceleration percentage is less than 100%” throughout this section of the Prospectus.

Response: The disclosure has been revised to remove that language in places where it appeared unnecessary.  The language was not removed in all instances.

f. In the last sentence of the paragraph that begins with “The initial long-term care specified amount” delete “the acceleration percentage is equal to 100% and.”

Response: The disclosure has been revised as requested.

g. Please clarify in the “Elimination period” sub-section the differences between the new rider and the rider for in-force owners.

Response: The disclosure has been revised as requested.

h. Please clarify in the “Period of coverage” sub-section the differences between the new rider and the rider for in-force owners.

Response: The disclosure has been revised as requested.

21. In the “Customer loyalty credit” section, please provide supplementally whether the new rates apply to all owners and why the transition date is September 23, 2019.   What is the company’s contractual authority for changing the rate for current owners?

Response: The Customer loyalty credit is a non-guaranteed element and is not in the insurance policy.  The decision was made to increase the credit percentage for current and in-force owners from .30% to .45%. In addition, the qualification requirements were revised to make it easier for an owner to qualify.  There was one scenario (Age 50-59) where the owner may prefer the prior requirements so those were kept in place, however, it has been confirmed that no one fitting the criteria purchased the policy prior to the effective date, so the language has been removed.  The transition date was set for ten days after the effective date of the change.

More information about certain policy charges

22. In the “Long-Term Care Servicessm Rider” section, please clarify the differences between the new rider and the rider for in-force owners.

Response: The disclosure has been revised as requested.

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I trust that the responses provided in this letter address your comments adequately.  If you have any questions regarding these responses, please contact the undersigned at 303-902-9135 or julie.collett@equitable.com.

Thank you very much for your assistance with this filing.

                                                                                                                                                                                         Sincerely,

                                                                                                                                                                                     /s/ Julie Collett

                                                                                                                                                                                    Julie Collett